June 16, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Scott Anderegg

Re:	NuZee, Inc.

Registration Statement on Form S-1 (File No. 333-234643)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, NuZee, Inc. (the “Registrant”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-234643) (as amended, the “Registration Statement”), so that it may become effective at 4:30 p.m. Eastern Time on June 18, 2020, or as soon thereafter as practicable. By separate letter, the representatives of the underwriters of the issuance of the securities being registered join this request for acceleration.

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone to its counsel, Alan A. Lanis, Jr. of Polsinelli PC, at (310) 203-5343.

Sincerely,

NuZee, Inc.

By: _/s/ Shanoop Kothari________________________

Name: Shanoop Kothari

Title: Senior Vice President and Chief Financial Officer